VOLCON, INC.

2590 Oakmont Drive, Suite 520

Round Rock, Texas 78665

January 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Gregory Herbers

Re:	Volcon, Inc.
Registration Statement on Form S-1
Registration No. 333-262343

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Volcon, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 A.M. (Eastern Time) on January 28, 2022, or as soon thereafter as possible on such date.

Very truly yours,

Volcon, Inc.

By: /s/ Greg Endo
Name: Greg Endo
Title: Chief Financial Officer